Via EDGAR and Federal Express

May 18, 2018

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Charah Solutions, Inc.
Draft Registration Statement on Form S-1
Submitted April 16, 2018
CIK No. 0001730346

Set forth below are the responses of Charah Solutions, Inc. (referred to herein as “we” or the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 30, 2018, with respect to the Company’s Confidential Draft Submission No. 3 on Form S-1, CIK No. 0001730346, initially submitted to the Commission on April 16, 2018 (“Submission No. 3”).

Concurrent with the submission of this letter, we are publicly filing our Registration Statement on Form S-1 via EDGAR (the “Registration Statement”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Registration Statement unless otherwise specified.

Prospectus Summary, page 1

1.

We have read your response to comment seven in our letter dated March 29, 2018 in which you indicate the transactions that will precede the offering have been revised to eliminate the “Up-C” reorganization structure; consequently, the corresponding pro forma financial statements are no longer necessary. However, we note you still plan to reorganize your business via the transactions outlined in (a) through (f), as revised, on page 6 of your filing. Please expand your disclosure to describe your accounting policy for the reorganization transactions. As similarly indicated in our prior comment, address any accounting implications of Management Members receiving shares of common stock in Management Holdco, some of which will be subject to time-based vesting conditions as well as other conditions, and any accounting implications related to the disclosure on page 85 that the Allied Power Holdings Incentive Units which are exchanged for shares of common stock and units in Management Holdco will be subject to a modified vesting schedule. In addition, please tell us your consideration for providing pro forma financial information, in accordance with Article 11 of Regulation S-X, for the reorganization given the apparent change in your capitalization at the close of the offering.

RESPONSE:

The reorganization transactions outlined in the Registration Statement represent reorganizations of entities under common control, and as a result are not accounted for as a business combination and do not result in a change in accounting basis of our net assets. We do not anticipate any accounting changes for the reorganization transactions other than being subject to income taxes after the corporate reorganization as set forth on pages 46 and F-13 of the Registration Statement. We have revised the disclosure on page 46 of the Registration Statement to include additional disclosure on our accounting policy for the reorganization transactions.

Additionally, we respectfully advise the Staff that Management Members are no longer receiving equity interests in Management Holdco in the reorganization transactions. Management Members will receive shares of common stock in us directly with respect to their vested Incentive Units, and the unvested Incentive Units will be cancelled. We do not anticipate any additional compensation expense or related accounting implications with respect to the Incentive Units in the reorganization transactions. There will be no Incentive Units outstanding following the offering.

We have considered the guidance regarding providing pro forma financial information in accordance with Article 11 of Regulation S-X for the reorganization and have determined that no disclosure in addition to what is already provided is necessary or material for an investor. We have also reviewed Sections 3160.1, 3410 and 3430 of the SEC’s Division of Corporation Finance Financial Reporting Manual (the “FRM”) as each relate to pro forma financial statements in the context of a corporate reorganization and in the context of an initial public offering. We respectfully advise the staff that the only financial information that would change on a pro forma basis for the corporate reorganization is income tax expense and capitalization changes, both of which are already reflected in the unaudited pro forma income information on pages F-8, F-13 and F-39 of the Registration Statement. The amount of outstanding borrowings under our Term Loan will decrease as a result of the application of the proceeds in the offering; however, such outstanding debt amount will not change as a result of the corporate reorganization, and pro formas for the application of offering proceeds are not required under Sections 3230, 3320 and 3420 of the FRM.

Charah, LLC and Allied Power Management, LLC

Combined Statements of Income, page F-8

2.	We note that you made distributions during fiscal year 2017 that were in excess of earnings. We also note that you intend to use a portion of your proceeds to repay amounts outstanding under the Term Loan. With reference to SAB Topic 1.B.3 and Rule 11-01(a)(8), please revise your pro forma data for the latest fiscal year to give effect to the number of shares whose proceeds will be used to repay the Term Loan. Expand your disclosures under the caption, Unaudited Pro Forma Income Information, on page F-13 accordingly.

RESPONSE:

The Company respectfully confirms that the calculation of the pro forma per share data gives effect to the number of shares whose proceeds will be used to repay the Term Loan. The Company has revised the disclosure on page F-13 of the Registration Statement to include a description of the calculation in response to the Staff’s comment.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334, Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647 or Bruce Kramer of Charah Solutions, Inc. at (502) 815-5014.

Very truly yours,

CHARAH SOLUTIONS, INC.

By:	/s/ Bruce Kramer
Name:	Bruce Kramer
Title:	Chief Financial Officer and Treasurer

Enclosures

cc:	Sherry Haywood (Securities and Exchange Commission)
Asia Timmons-Pierce (Securities and Exchange Commission)
Tracy Mariner (Securities and Exchange Commission)
Jeanne Baker (Securities and Exchange Commission)
Charles Price (Charah Solutions, Inc.)
Bruce Kramer (Charah Solutions, Inc.)
Julian Seiguer (Kirkland & Ellis LLP)
Michael Rigdon (Kirkland & Ellis LLP)
Richard Truesdell (Davis Polk & Wardwell LLP)

4